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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48745

SEC MAIL PROCESSING
RECEIVED
MAR 01 2004
WASH. D.C. 153 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westwood Capital Holdings DBA. Westwood Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Avenue, 29th Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Len Blum, Managing Director (212) 867-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smart and Associates, LLP
(Name – *if individual, state last, first, middle name*)

92 West Lancaster Avenue (Address) Devon (City) PA (State) 19333 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leonard A. Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westwood Capital, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Managing Director

Title

Sworn to before me this 1st of February, 2004

[signature]

Notary Public

FRANCIS L. VALENTE, JR
Notary Public, State of New York
No. 31-9422565
Qualified in New York County
Commission Expires January 31, '07

WESTWOOD CAPITAL, LLC
(A Wholly-Owned Subsidiary of
Westwood Capital Holdings, LLC)

Financial Statements and
Independent Auditors' Report

December 31, 2003

WESTWOOD CAPITAL, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)
Table of Contents
December 31, 2003

This report* contains (check all applicable boxes):

* For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

SMART
AND ASSOCIATES, LLP

Independent Auditors' Report

To the Members of
Westwood Capital, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)

We have audited the accompanying statement of financial condition of Westwood Capital, LLC (a wholly-owned subsidiary of Westwood Capital Holdings, LLC) as of December 31, 2003, and the related statements of operations, changes in members' equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westwood Capital, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Smart and Associates, LLP

February 4, 2004

?2 W. LANCASTER AVENUE · DEVON, PA 19333 · PHONE 610.254.0700 · FAX 610.254.5292

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$	174,301
Restricted cash		46,359
Receivables from clients		210,036
Prepaid expenses		9,887
Employee expense advances		4,196
Due from employee		5,000
Due from members		10,250
Note receivable from employee		78,934
Property and equipment, net		1,422
Total assets	$	540,385

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	101,648
Loan payable to member		50,000
Total liabilities		151,648
Members' equity		388,737
Total liabilities and members' equity	$	540,385

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Operations
For the year ended December 31, 2003

Revenues:	
Investment banking fees	$ 1,580,081
Other income	52,856
Interest income	5,708
Reimbursed expenses	139,410
Total revenues	1,778,055
Expenses:	
Payroll, benefits and other compensation	1,028,528
Professional fees	205,647
Office supplies and expenses	29,857
Rent	149,636
Depreciation	9,687
Telephone and postage	35,789
Business taxes	17,681
Bad debt expense	8,568
Other expenses	87,313
Client expenses	139,410
Total expenses	1,712,116
Net income	$ 65,939

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Changes in Members' Equity
For the year ended December 31, 2003

Balance at January 1, 2002	$	267,196
Net income		65,939
Distributions to members		(47,284)
Reclassification of amounts due from former member		102,886
Balance at December 31, 2003	$	388,737

The accompanying notes are an integral part of these financial statements.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Statement of Cash Flows
For the year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	65,939
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		9,688
Interest income on note receivable added to principal		(4,155)
Changes in operating assets and liabilities:		
Decrease (increase) in:		
Receivables from clients		(136,716)
Due from affiliate		70,764
Prepaid expenses		(9,887)
Employee expense advances		(4,196)
Decrease in:		
Accounts payable and accrued expenses		9,634
Net cash provided by operating activities		1,071
Cash flows from investing activities:		
Decrease in restricted cash		1,164
Decrease in due from employee		16,565
Decrease in note receivable from employee		28,105
Net cash provided by investing activities		45,834
Cash flows from financing activities:		
Distributions to members		(47,284)
Decrease in due from members		10,000
Loan from member		50,000
Net cash provided by financing activities		12,716
Net increase in cash and cash equivalents		59,621
Cash and cash equivalents at beginning of year		114,680
Cash and cash equivalents at end of year	$	174,301

The accompanying notes are an integral part of these financial statements.

1. Nature of Activities and Summary of Significant Accounting Policies:

This summary of significant accounting policies of Westwood Capital, LLC (the "Company") is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activities:

The Company was incorporated as a limited liability company on May 19, 1995. The Company's broker-dealer registration, pursuant to Section 15(b) of the Securities Exchange Act of 1934, became effective on November 15, 1996 along with its membership in the National Association of Securities Dealers, Inc.

The Company engages in investment banking activities, specializing in the private placement of securitized debt issues. Investment banking activities also include financial advisory services and mergers and acquisition advisory services.

The Company is a wholly-owned subsidiary of Westwood Capital Holdings, LLC, (the "Parent").

Revenue Recognition:

Investment banking fee income is generally recognized when the related transaction closes.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

1. Nature of Activities and Summary of Significant Accounting Policies, continued:

Accounts Receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable.

Property and Equipment:

Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in operations. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets which ranges from three to seven years.

Income Taxes:

The Company, a limited liability company, is not required to prepare a provision for federal and state income taxes in the accompanying financial statements as each member is responsible for reporting income or loss, based on their respective share of income and expenses, as reported for income tax purposes.

2. Receivables from Clients:

The receivables from clients of $210,036 represents receivables for fees earned and reimbursable client expenses of $176,891 and $31,145, respectively. The majority of the reimbursable client expenses were unbilled at December 31, 2003.

3. Property and Equipment:

Property and equipment consisted of the following:

Furniture and fixtures	$	36,386
Office and computer equipment		98,867
		135,253
Less accumulated depreciation		(133,831)
	$	1,422

4. Members' Equity:

Pursuant to the Limited Liability Company Operating Agreement, income, losses and cash distributions are allocated to the members based on their ownership percentages.

5. Net Capital Requirements and Revisions to Financial Statements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $22,653, which was $12,543 in excess of its required net capital of $10,110. The Company's ratio of aggregate indebtedness to net capital was 6.69 to 1.

6. Related Party Transactions:

Employee Expense Advances:

Employee expense advances represents advances to employees for business related expenses. Amounts are charged to clients after expense reports are submitted.

Due from Employee:

Due from employee represents funds advanced to an employee of the Company. The advance is non-interest bearing, unsecured and due on demand.

Due from Members:

Due from members represents funds advanced to members of the Company. The advances are non-interest bearing, unsecured and due on demand.

6. Related Party Transactions, continued:

Note Receivable from Employee:

Prior to 2003, the Company had a $102,886 demand note and interest receivable from a member of the Company. The receivable was originally classified as a reduction to equity. During 2003, the member sold his interest in the Company but remained employed by Westwood Capital, LLC. Accordingly, the receivable was reclassified from equity and recorded as a note receivable from an employee. The receivable balance was $78,934 at December 31, 2003 and was repaid in full during January 2004.

Loan Payable to Member:

Loan payable to member represents funds that were advanced by a member of the Company in December 2003. The loan bears interest at 10% with a 1.5% payoff fee on the original $50,000 advanced. The note plus all accrued interest is due on demand or before December 31, 2004.

7. Commitments:

The Company conducts operations in office space leased under a lease agreement which required monthly payments of $10,985 plus utilities and expired on December 31, 2003. Rent expense for the year ended December 31, 2003 was $148,194. A standby letter of credit for approximately $44,000 is held as collateral for the lease. The letter of credit is collateralized by a cash deposit of $46,359 at December 31, 2003. The Company entered into a new lease requiring monthly payments of $9,886 plus utilities and a new letter of credit for $40,000 expiring on December 31, 2004.

8. Major Clients:

In 2003, one client represented approximately 16% of the Company's investment banking fees.

9. Concentration of Credit Risk:

The Company provides credit, in the normal course of business, to its clients. These clients are not concentrated in any particular industry or specific geographic region. The Company performs ongoing credit evaluations of the clients and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations. The Company generally does not require collateral with regard to extending credit to clients. At December 31, 2003, two customers accounted for approximately 84% of receivables from clients.

9. Concentration of Credit Risk, continued:

The Company maintains its cash accounts primarily with a Bank located in New York and in a money market mutual fund. The total cash balances are insured by the FDIC up to $100,000 per bank. The Company has cash balances on deposit with one New York bank at December 31, 2003, that exceeded the balance insured by the FDIC by approximately $148,000.

10. Retirement Plan:

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at management's discretion and are allocated based upon a matching formula and a non-elective contribution formula for all eligible participants. Contribution expense for 2003 was $5,580.

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2003

Total members' equity		$ 388,737
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		388,737
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits-deferred income taxes payable		-
Total capital and allowable subordinated borrowings		388,737
Deductions and/or charges		
Nonallowable assets:		
Restricted cash	$ 46,359	
Receivables from clients	210,036	
Prepaid expenses	9,887	
Employee expense advances	4,196	
Due from employee	5,000	
Due from members	10,250	
Note receivable from employee	78,934	
Property and equipment, net	1,422	
	366,084	
Additional charges for customers' and noncustomers' security accounts	-	
Additional charges for customers' and noncustomers' commodity accounts	-	
Aged fails-to-deliver	-	
Aged short security differences	-	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities/proprietary capital charges	-	
Other deductions and/or charges		366,084
Net capital before haircuts on securities positions (tentative net capital)		22,653
Haircuts on securities:		
Contractual securities commitments	-	
Securities collateralizing secured demand notes	-	
Trading and investment securities	-	
Bankers' acceptances, certificates of deposit, and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	-	
Options	-	
Undue concentrations	-	
Money market fund	-	-
Net capital		$ 22,653

WESTWOOD CAPITAL, LLC
(A wholly-owned subsidiary of Westwood Capital Holdings, LLC)
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission, continued
As of December 31, 2003

Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	101,648
Loan payable to member		50,000
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	151,648
Computation of basic net capital requirement		
Minimum net capital required	$	10,110
Excess net capital	$	12,543
Excess net capital at 1,000%	$	7,488
Ratio: Aggregate indebtedness to net capital		6.69 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	55,964
Audit adjustments:		
Management bonus		(32,039)
Reverse duplicate accrual		1,728
Business tax accrual		(3,000)
Net capital per above	$	22,653

WESTWOOD CAPITAL, LLC **SCHEDULE II**

(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)

Computation for Determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2003

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

Westwood Capital, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, because the Company does not carry security accounts for customers or perform custodian functions relating to customer securities.

SMART
AND ASSOCIATES, LLP

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Members of
Westwood Capital, LLC
(A Wholly-Owned Subsidiary of Westwood Capital Holdings, LLC)

In planning and performing our audit of the financial statements and supplemental schedules of Westwood Capital, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. We did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons
- Recordation of differences required by Rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and

92 W. LANCASTER AVENUE · DEVON, PA 19333 · PHONE 610.254.0700 · FAX 610.254.5292

practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

The report is intended solely for the information and use of the members of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smart and Associates, LLP

February 4, 2004